                                             --------------------------------
               UNITED STATES                 OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION       --------------------------------
          WASHINGTON, D.C. 20549             OMB Number: 3235-0145
                                             --------------------------------
               SCHEDULE 13D                  Expires: October 31, 2002
                                             --------------------------------
                                             Estimated average burden hours
                                             per response  .  .  .  14.9
                                             --------------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                RMS Titanic, Inc.
                            -------------------------
                                (Name of Company)

                                  Common Stock
                             ----------------------
                         (Title of Class of Securities)

                                   0007496121
    -----------------------------------------------------------------------
                                 (CUSIP Number)

              Joseph B. Marsh, 605 Surfside Drive, Akron, OH 44319
                                 (330) 645-0181
    -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                     October 21, 1999 and November 26, 1999
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 40.13d-1(1) or 240.13d-I(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No . 0007496121

-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joseph B. Marsh

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [   ]

         (b) [ X ]
-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):    PF
-------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) ........
-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:   United States
-------------------------------------------------------------------------------
                   7.       Sole Voting Power
Number of Shares            2,515,568 or 13.56%
Beneficially       8.       Shared Voting Power
Owned by Each               0.00
Reporting Person   9.       Sole Dispositive Power
With                        2,515,568 or 13.56%
                   10.      Shared Dispositive Power
                            0.00
-------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               2,515,568 shares
-------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):            13.56%
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):                    IN

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND COMPANY.

         This Schedule 13D filed on March 12, 2002,(1) relates to the common stock $.0001 par value per share (the "Common Stock"), of RMS Titanic, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 3340 Peachtree Road, Suite 1225, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Joseph B. Marsh, sometimes referred to as the "Reporting Person" or "Mr. Marsh."

         Mr. Marsh is filing this Schedule 13D in order to report his current holdings of securities of the Company and to correct errors in prior reports of his holdings; in order to clarify matters contained in the Schedule 13D filed on November 26, 1999; and as an Amendment to his Schedule 13D originally filed on or about October 21, 1999 and the Schedule 13D filed on or about November 26, 1999 as it relates to him. See Items 4, 5 and 6. Both the October 21, 1999 and the November 26, 1999 Schedules 13D were drafted by Michael T. Cronin, Esq., an attorney from Clearwater, Florida. With regard to the October 21, 1999 Schedule 13D, Mr. Marsh considered Mr. Cronin to be representing Mr. Marsh, individually. With regard to the November 26, 1999 Schedule 13D, Mr. Marsh considered Mr. Cronin to be representing Mr. Marsh, individually, as well as the other members of the group who were signatories to the November 26, 1999 Schedule 13D. Not being very knowledgeable about the securities laws and never having participated in a change in control of a public company, Mr. Marsh relied on Mr. Cronin both for purposes of determining what should be disclosed on his behalf in the October 21, 1999 and November 26, 1999 Schedules 13D and to draft the language for the required disclosures in the Schedules 13D. G. Michael Harris had described Mr. Cronin and his firm to Mr. Marsh and others as being very experienced at SEC work and as someone who could be relied on for advice on how to accomplish the contemplated removal of management in November 1999 in accordance with applicable laws.

         Mr. Marsh is not currently employed. Formerly he was employed by SFX Entertainment, Inc. ("SFX") which later became Clear Channel Communications, Inc. ("Clear Channel"). On August 1, 2000, SFX merged with Clear Channel. Mr. Marsh's employment contract with SFX/Clear Channel expired on July 31, 2001. Since that time, Mr. Marsh has not been employed. SFX/Clear Channel has a contract with the Company for the presentation of Titanic exhibits throughout the world.

         Mr. Marsh's address is 605 Surfside Drive, Akron, Ohio 44317. Mr. Marsh also has a residence at 44 West Rivo Alto, Miami Beach, FL 33140. Mr. Marsh is a citizen of the United States.

         During the last five years, Mr. Marsh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Some mistakes appear in Item 2 of the November 26, 1999 Schedule 13D concerning the identity and description of Mr. Marsh. Although Mr. Marsh was employed by SFX at the time of the filing of the November 26, 1999 Schedule 13D, he was not an "affiliate" of SFX. Mr. Marsh is not sure what was meant by the term "affiliate" in the November 26, 1999 Schedule 13D. He was an employee of SFX. Mr. Marsh's address was incorrectly stated as "605 Southside Drive." The correct street name is "Surfside Drive." The November 26, 1999 Schedule 13D incorrectly states that


--------

(1) Mr. Marsh attempted to file this 13D on February 27, 2002, but the filing was returned to Mr. Marsh because it was rejected as a hard copy filing. After receiving notice of direction to file in electronic format via EDGAR, Mr. Marsh made arrangements to do so.

Mr. Marsh was a "personal manager" in the entertainment industry. Mr. Marsh was not a "personal manager" in the entertainment industry. He was an employee of SFX who produced live entertainment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In the November 26, 1999 Schedule 13D, it was reported that Mr. Marsh had acquired approximately 883,950 shares in open market purchases prior to the filing of his Schedule 13D filed on or about October 21, 1999. The November 26, 1999 Schedule 13D further reported that between October 21, 1999 and November 26, 1999, Mr. Marsh had acquired approximately 827,029 shares in private transactions. Mr. Marsh believes that the actual number acquired in private transactions between October 21, 1999 and November 26, 1999 was 834,529 shares. Exhibit "A" hereto describes the private transactions referred to in the November 26, 1999 13D. Exhibit "A" is incorporated herein by reference.

         Between November 26, 1999 and the filing of this Schedule 13D, Mr. Marsh made both acquisitions and dispositions of shares. All of the acquisitions between November 26, 1999 and the filing of this Schedule 13D were open market purchases. These are described on Exhibit "B" hereto and are incorporated herein by reference. Some of the dispositions after November 26, 1999 were open market dispositions and some were private dispositions. Exhibit "A"(referred to above) describes the private dispositions. Exhibit "B" hereto describes the open market dispositions.

         In the November 26, 1999 Schedule 13D, it was reported that Mr. Marsh had the beneficial ownership rights to 1,534,384 shares of the Company's Common Stock acquired by TAG Acquisition, LLC ("TAG") from William Gasparrini, et. al. when such shares were distributed by TAG. (See Item 5(c) of the November 26, 1999 Schedule 13D). The shares were to be distributed by TAG by December 31, 1999. TAG was a single-member LLC controlled by G. Michael Harris. Despite demands made by Mr. Marsh, the shares in which he had a beneficial ownership interest were not distributed to Mr. Marsh by TAG, and Mr. Marsh had to engage in lengthy and protracted legal battles with Mr. Harris and TAG in order to obtain these shares. The description of the process through which Mr. Marsh went to have the shares distributed to him is described in Exhibit "C" hereto, which is incorporated herein by reference.

         In the November 26, 1999 Schedule 13D, it was reported that Mr. Marsh was the holder of a voting proxy for 30,000 shares from J.P. Utsick. While Mr. Marsh has no reason to disbelieve that he held such a proxy, he did not request or solicit the proxy. Mr. Marsh is unsure who arranged for the proxy in his favor from Mr. Utsick. Mr. Marsh has reason to believe that G. Michael Harris was involved in obtaining the proxy from Mr. Utsick in favor of Mr. Marsh.


ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Marsh was a party, along with others, to the Schedule 13D filed on November 26, 1999. The persons who filed the November 26, 1999 Schedule 13D wanted to remove George H. Tulloch, Allan H. Carlin, Kurt Hothorn, and Paul-Henri Nargeolet as directors of the Company. Immediately upon the removal of Mr. Tulloch, Mr. Carlin, Mr. Hothorn and Mr. Nargeolet as directors, Mr. Tulloch and Mr. Carlin were removed as officers and G. Michael Harris and Arnie Geller became the officers of the Company. The removal of Messrs. Tulloch, Carlin, Hothorn and Nargeolet from their respective positions as officers and directors shall be referred to in this Schedule 13D as "the Removal".

         In early to mid-November 1999, Mr. Marsh became interested in removing Messrs. Tulloch and Carlin because Mr. Marsh was advised in early November 1999 of an intent by Mr. Tulloch to cause a sale of the Company or substantially all of its assets for a very reduced price. Mr. Marsh had heard from someone who had spoken to Mr. Tulloch in the first week of November 1999 that Messrs. Tulloch and Carlin were reportedly willing to sell the Company's Titanic artifacts for $70,000,000 to a company in Belgium, give the shareholders four dollars per share for their shares, and figure out how to get the diving rights to the vessel for themselves.

         At the time he received the information described above, Mr. Marsh believed, and he still believes, that a sale of the artifacts and/or the company for such a price would not be in the best interest of the shareholders. Mr. Marsh believed, and he still believes, that if the Company's salvage efforts are handled properly and if economic circumstances were right, either some or all of the artifacts, or the Company itself, could be sold for an amount substantially greater than the amount for which Mr. Tulloch was reportedly willing to sell the company in early November 1999.

         Although Mr. Marsh has no specific plan to sell the artifacts or the Company and he is unaware of any prospective purchasers, he has always supported the concept of such a sale. Mr. Marsh would support a sale of some or all of the artifacts and/or of the Company if the salvage rights can be preserved and if the terms and conditions were favorable enough to be in the best interest of the shareholders.

         Although the details are not clear to Mr. Marsh, he understands that after the Removal, the sole remaining directors, G. Michael Harris and Arnie Geller, purportedly adopted a by-law limiting the rights of owners of more than ten percent of the stock of the Company. Mr. Marsh is opposed to such a bylaw change, to the extent that it either occurred or was valid.

         Except as disclosed above and elsewhere in this Schedule 13D, Mr. Marsh has not formulated any plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure; (vi) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above. However, Mr. Marsh may change any of his current intentions, acquire additional shares of Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by him or take any other action with respect to the Company or any of its securities in any manner permitted by law depending upon future business and financial considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

          CORRECTION OF APPARENT ERROR IN OCTOBER 21, 1999 SCHEDULE 13D

          The October 21, 1999 Schedule 13D reported that Mr. Marsh owned 883,950 shares, which is 37,100 more than he now believes he owned as of that date based on information that is currently available. Mr. Marsh does not know, and is currently unable to determine, what accounts for the difference between the 883,950 shares reported on his October 21,1999 Schedule 13D and the amount he now believes he owned as of that date.

          Based on current information, as of October 21, 1999, Mr. Marsh owned 846,850 shares of the Company, all of which he had acquired in open market purchases.

          CORRECTION OF APPARENT ERROR IN NOVEMBER 26, 1999 SCHEDULE 13D

          Based in part on the error in the October 21, 1999 Schedule 13D and based in part on an apparent error in the reported number of shares acquired in private transactions between October 21, 1999 and November 26, 1999, Mr. Marsh believes he owned 1,681,379 shares as of November 26, 1999, excluding the Gasparrini Shares described in Exhibit "C." The November 26, 1999 Schedule 13D had reported that Mr. Marsh owned 1,710,979 shares as of November 26, 1999, which Mr. Marsh now believes was erroneous.


         (a) Based on the Quarterly Report on Form 10-Q of the Company for the period ended November 30, 2001, there were 18,550,847 shares of Common Stock outstanding. In the aggregate, to the best of his knowledge, Mr. Marsh currently beneficially owns 2,515,568 shares. These shares represent 13.56 % of the Common Stock outstanding as of November 30, 2001, as reported by the Company in its Quarterly Report on Form 10-Q.

         (b) Mr. Marsh has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares identified in Item 5(a).

          (c) Please see Exibits "A," "B" and "C" to this Schedule 13D for a description of the transactions in the class of securities reported that were effected since the October 21, 1999 filing of Schedule 13D.

          (d) None.


          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         There are no current contracts, arrangements, understandings or relationships between Mr. Marsh and any other person with respect to the securities of the Company. As for any contracts, arrangements, understandings or relationships between Mr. Marsh and any other person with respect to the securities of the Company in the past, see Exhibits "A," "B" and "C."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.        Description of Private Transactions Between the
                           October 21, 1999 Schedule 13D and the Filing of this
                           Schedule 13D.

         Exhibit B.        Description of Open Market Transactions Between
                           the October 21, 1999 Schedule 13D and the Filing of this Schedule 13D.

         Exhibit C.        Description of Legal Proceedings to Have TAG
                           Acquisition, LLC Distribute the Gasparrini Shares to
                           Mr. Marsh and Mr. Sybesma

         SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.



Date:     3-12-02                                  /s/  Joseph B. Marsh
      -----------------                      ----------------------------------
                                                        Joseph B. Marsh

                           EXHIBIT "A" TO SCHEDULE 13D
                               OF JOSEPH B. MARSH
                  RELATING TO BENEFICIAL OWNERSHIP OF SHARES IN
                                RMS TITANIC, INC.

        DESCRIPTION OF PRIVATE TRANSACTIONS BETWEEN THE OCTOBER 21, 1999
                SCHEDULE 13D AND THE FILING OF THIS SCHEDULE 13D

Following is a description of private transactions between the October 21, 1999 13D and the filing of this 13D:

PRIVATE ACQUISITIONS BETWEEN NOVEMBER 16, 1999 AND NOVEMBER 26, 1999.

In the week or so prior to November 26, 1999, an effort was made, spearheaded by
G. Michael Harris, to aggregate enough shares to accomplish the Removal referred to in Item 4 of this Schedule 13D. G. Michael Harris is the individual who was the primary solicitor of, and who spearheaded, the group that filed the November 26, 1999 Schedule 13D and that voted the shares to remove the management identified in the November 26, 1999 Schedule 13D.

G. Michael Harris, Arnie Geller and John Joslyn, all members of the group that filed the November 26, 1999 Schedule 13D, had engaged the services of two law firms in connection with the Removal. As reported to Mr. Marsh by G. Michael Harris and other members of the group, both legal counsel and G. Michael Harris had settled on using a "ten count" method of lawfully accomplishing the Removal under applicable state and federal laws.

To the extent that acquisitions of shares were needed to reach the fifty percent threshold of outstanding shares required to vote for the Removal, G. Michael Harris looked primarily to Mr. Marsh and others to fund such acquisitions since Mr. Marsh obviously had the financial wherewithal to do so, and other members of the group apparently did not. As an example, Mr. Marsh funded the greatest portion of the purchase price for the acquisition of 1,634,384 shares previously controlled by William Gasparrini. This transaction was disclosed in the November 26, 1999 Schedule 13D. See Exhibit "C" to this Schedule 13D for additional detail concerning this transaction based on information that Mr. Marsh has learned since that time through various legal proceedings involving G. Michael Harris. The shares acquired from Gasparrini are sometimes referred to in this
Schedule 13D as the "Gasparrini Shares."

PRIVATE ACQUISITIONS FROM FRIENDS, ACQUAINTANCES AND BUSINESS ASSOCIATES.

In addition to funding the acquisition of the Gasparrini Shares, Mr. Marsh made a number of other acquisitions pursuant to the legal strategy mapped out by G. Michael Harris and legal counsel to the group. The table below reflects the dates of acquisition and the number of shares acquired from personal friends, acquaintances and business associates of Mr. Marsh in the group's effort to aggregate more than 50% of the outstanding stock of the Company.

All of the shares described in Table One of this Exhibit "A" were acquired by Mr. Marsh based on the advice of counsel to the group, both directly and as conveyed to Mr. Marsh by G. Michael Harris and others in various conference calls during the time period preceding the Removal. All of the acquisitions described in the following Table One were made for the specific purpose of voting the shares in favor of the Removal pursuant to the legal strategy mapped out by G. Michael Harris and legal counsel to the group.

 ------------------------------------------------------------------------------
                                    Table One
 -------------------------------------------------------------------------------
       Person from Whom        Date Acquired       Number of Shares Acquired
     Shares Were Acquired
 -------------------------------------------------------------------------------
          Bruce Kapp              11/17/99                  300,000
      Van Halden Street
      Tarzana, CA 91356
 -------------------------------------------------------------------------------
     William Marino, Jr.          11/17/99                  269,125
      1041 Fourth Street
     New Philadelphia, OH
 -------------------------------------------------------------------------------
     William Marino, Jr.          11/18/99                    7,775
      See address above
 -------------------------------------------------------------------------------
       Timothy Orchard            11/18/99                   40,000
      2232 Lakewood Ave.
        Lima, OH 45805
 -------------------------------------------------------------------------------
        Robert McLain             11/22/99                   64,000
      5519 Island Drive
  Northwest Canton, OH 44718
 -------------------------------------------------------------------------------
     Christopher Maggiore         11/24/99                   60,000
      18 Bentley Drive SE
    North Canton, OH 44709
 -------------------------------------------------------------------------------
     William Marino, Jr.          11/24/99                   40,000
      See address above
 -------------------------------------------------------------------------------


The foregoing acquisitions brought Mr. Marsh's holdings to 1,681,379 shares as of November 24, 1999, excluding the acquisition of 53,629 shares as described below from D. Michael Harris.

With respect to the acquisitions identified in Table One, the transferors are personal friends, acquaintances and business associates of Mr. Marsh whom G. Michael Harris had met and/or visited at various times in 1998 and 1999 in an effort to promote investment in RMS Titanic, Inc. The individuals identified in Table One transferred the specified number of shares to Mr. Marsh from their securities accounts into one or more of Mr. Marsh's securities accounts.

With respect to Bruce Kapp, William Marino, Jr., Timothy Orchard, and Christopher Maggiore, Mr. Marsh asked them directly to acquire their shares in order to vote them in favor of the Removal. With respect to Robert McLain, Mr. Marsh did not have any direct communications with him about acquiring his shares. Christopher Maggiore arranged for the acquisition of Mr. McLain's shares by Mr. Marsh.

In consideration for each of the transfers identified above, Mr. Marsh had an understanding that the transferor could make a demand on Mr. Marsh. If the demand was made, Mr. Marsh could either (i) pay the greater of $3.00 per share or the market value per share at the time of the demand, or (ii) return title to the shares to the transferor. Alternatively, in advance of any demand being made by the transferor, Mr. Marsh could, at any time, elect to pay $3.00 per share to the transferor or return title to the shares to the transferor with no further obligation to the transferor.

Mr. Marsh understood that the terms of the foregoing acquisitions would be memorialized by promissory notes prepared by legal counsel who was advising the group that filed the November 26, 1999 Schedule 13D. Mr. Marsh believes that promissory notes were prepared, however, Mr. Marsh does not possess copies of the notes.

All of the foregoing shares were counted among the shares voted by Mr. Marsh on November 26, 1999 and were reported as such in the November 26, 1999 Schedule 13D.

ACQUISITION FROM D. MICHAEL HARRIS

In another acquisition prior to the Removal, Mr. Marsh acquired title to 53,629 shares on or about November 18, 1999, from D. Michael Harris, the father of G. Michael Harris. Because of the flurry of activity and acquisitions in the period immediately preceding the Removal, Mr. Marsh does not have a specific recollection of the details of this transaction. However, Mr. Marsh now believes that this transaction was arranged by G. Michael Harris and John Joslyn, two of the members of the group that filed the November 26, 1999 Schedule 13D. Although Mr. Marsh does not recall the details of this transaction, Mr. Marsh believes he may have signed a promissory note to pay to D. Michael Harris the sum of $3.00 per share for these shares. Mr. Marsh believes that the promissory note was prepared by one of the legal counsel who was advising the group that filed the November 26, 1999 Schedule 13D. Mr. Marsh believes that these 53,629 shares were counted by the drafters of the November 26, 1999 Schedule 13D among the shares owned and voted by Mr. Marsh on November 26, 1999. Mr. Marsh does not recall receiving the share certificate, but the records of the Company's transfer agent reflect that the shares were issued in Mr. Marsh's name on or about November 18, 1999.

Excluding any beneficial ownership in the Gasparrini shares which was described in the November 26, 1999 Schedule 13D, based on his open market purchase prior to October 21, 1999 and based on the acquisitions described in Tables One and Two of this Schedule 13D, as of November 26, 1999, Mr. Marsh had beneficial ownership of 1,681,379 shares. If one includes the Gasparrini shares (which were not going to be distributed to Mr. Marsh until December 1999), Mr. Marsh had beneficial ownership in 3,215,763 shares.

OTHER ACQUISITIONS

On or about March 14, 2001, Mr. Marsh received 25,000 shares directly from the Company. As further explained in Exhibit "C," in or about July 2000, the Company allowed its transfer agent to issue the Gasparrini shares to TAG instead of issuing them to Mr. Marsh after the deadline had passed for TAG to distribute Mr. Marsh's shares to him (see November 26, 1999 Schedule 13D) and as TAG and G. Michael Harris were bound to do under a January 21, 2000 Settlement Agreement. (See Exhibit "C"). The Company knew that G. Michael Harris and TAG were bound by their own agreement and by a January 21, 2000 settlement agreement to distribute the shares to Mr. Marsh. (See Exhibit "C"). Because G. Michael Harris and TAG refused to comply with their obligations, and because the Company had issued the shares in the name of TAG after the deadline for distributing them to Mr. Marsh, Mr. Marsh had to engage in protracted and expensive litigation, both in Connecticut and in the United States Bankruptcy Court for the Middle District of Florida, in order to have his portion of the shares issued in his name. Mr. Marsh complained to the Company that it should bear responsibility for his expenses incurred in confirming his ownership of these shares. In consideration for Mr. Marsh refraining from asserting a claim against the Company on account of these damages, the Company issued 25,000 shares to Mr. Marsh.


DISPOSITIONS OF SHARES IN PRIVATE TRANSACTIONS SINCE NOVEMBER 26, 1999

In early March 2000, Mr. Joslyn apparently arranged for the transfer of title to the 53,629 shares fomerly owned by D. Michael Harris from Mr. Marsh's name into the name of Westgate Entertainment , Inc. ("Westgate"), a company owned or controlled by Mr. Joslyn. Mr. Marsh believes he executed a stock power at the request of Mr. Joslyn to transfer title of these shares to Westgate. Mr. Marsh received no monetary consideration for this transfer. Mr. Marsh assumes that Joslyn and/or Westgate paid D. Michael Harris for these shares and/or assumed the obligations of the promissory note referred to above that was prepared by one of the legal counsel to the group.

In addition to the private disposition of 53,629 shares to Westgate referred to above, in other private dispositions, Mr. Marsh transferred shares to the persons identified in the following Table Two. The table reflects the persons to whom he transferred shares, the dates of the transfers and the number of shares transferred. Mr. Marsh received no monetary consideration for these transfers. With the exception of the transfer to Kenneth Manda, these transfers were made based on and consistent with Mr. Marsh's understanding of the terms under which he acquired the shares described earlier in this Exhibit "A." See discussion of Table One in this Exhibit "A." The reasons for the transfer to Kenneth Manda are set forth in Exhibit "C" to this Schedule 13D.

 -----------------------------------------------------------------------------
                                Table Two
 -----------------------------------------------------------------------------
        Person to Whom                 Date                 Number of Shares
   Shares Were Transferred          Transferred               Transferred
 -----------------------------------------------------------------------------
        Robert McLain                 03/01/00                   64,000
      5519 Island Drive
  Northwest Canton, OH 44718
 -----------------------------------------------------------------------------
     Christopher Maggiore             03/01/00                   60,000
     18 Bentley Drive SE
    North Canton, OH 44709
 -----------------------------------------------------------------------------
        Kenneth Manda                 05/16/00                   66,666(2)
        441 Dorwil Dr
       Akron, OH 44319
 -----------------------------------------------------------------------------
       Timothy Orchard                05/16/00                   40,000
      2232 Lakewood Ave.
        Lima, OH 45805
 -----------------------------------------------------------------------------
     William Marino, Sr.              08/25/00                  114,000(3)
  New Philadelphia, OH 44622
 -----------------------------------------------------------------------------
     William Marino, Jr.              08/25/00                  172,900(4)
      1041 E. 4th Street
  New Philadelphia, OH 44622
 -----------------------------------------------------------------------------
      Dalton Rosenberry               08/28/00                    3,000(5)
      1584 Terrace Road
  New Philadelphia, OH 44622
 -----------------------------------------------------------------------------
      Dalton Rosenberry               09/05/00                   27,000(6)
      See address above
 -----------------------------------------------------------------------------
          Bruce Kapp                  09/27/00                  300,000
      Van Halden Street
      Tarzana, CA 91356
 -----------------------------------------------------------------------------

--------

(2)  See Exhibit "C" for explanation of this transfer.

(3) On November 17, 1999, Mr. Marsh acquired 269,125 shares from William Marino, Jr. (See Table One). On November 18, 1999, Mr. Marsh acquired 7,775 shares from William Marino, Jr. (See Table One). On November 23, 1999, Mr. Marsh acquired 40,000 shares from William Marino, Jr. (See Table One). Thus, between November 17, 1999 and November 23, 1999, Mr. Marsh acquired a total of 316,900 shares from William Marino, Jr. Among these 316,900 shares acquired from William Marino, Jr. were shares that William Marino, Jr. had previously acquired from his father, William Marino, Sr. At the time that Mr. Marsh elected to transfer title of shares to William Marino, Jr., Mr. Marsh was asked by William Marino, Jr. to transfer directly to William Marino, Sr. shares that William Marino, Jr. had previously acquired from his father.

(4)  Among the 316,900 shares acquired from William Marino, Jr. (See footnote
     (1) above and Table One) were shares that William Marino, Jr. had previously acquired from Dalton Rosenberry. At the time that Mr. Marsh elected to transfer title of shares to William Marino, Jr., Mr. Marsh was asked by Mr. Marino to transfer directly to Dalton Rosenberry shares that William Marino, Jr. had previously acquired from Mr. Rosenberry.


(5)  See footnote 3.

(6)  See footnote 3.

In addition to the foregoing transfers, Mr. Marsh made the following private dispositions in Table Three, which were gifts to relatives. As such, Mr. Marsh received no consideration for these transfers.

  -----------------------------------------------------------------------------
                                   Table Three
  -----------------------------------------------------------------------------
        Person to Whom                   Date           Number of Shares
   Shares Were Transferred            Transferred         Transferred
  -----------------------------------------------------------------------------
             Brian Marsh                05/22/00             5,000
   Custodian for Brian W. Marsh, II
  -----------------------------------------------------------------------------
           Andrew W. Marsh              05/22/00             5,000
  -----------------------------------------------------------------------------
            Carol B. Marsh              05/22/00             5,000
     Custodian for Colby K. Marsh
  -----------------------------------------------------------------------------
             Brian Marsh                05/22/00             5,000
    Custodian for Nicole L. Marsh
  -----------------------------------------------------------------------------

                           EXHIBIT "B" TO SCHEDULE 13D
                               OF JOSEPH B. MARSH
                  RELATING TO BENEFICIAL OWNERSHIP OF SHARES IN
                                RMS TITANIC, INC.

              OPEN MARKET TRANSACTIONS BETWEEN OCTOBER 21, 1999 AND
                         THE FILING OF THIS SCHEDULE 13D

Following is a description of open market transactions between the October 21, 1999 13D and the filing of this 13D:


-------------------------------------------------------------------------------
       Date        No. of Shares       Price Per Share     Total Consideration
                  Bought or (Sold)                          (Paid) or Received
-------------------------------------------------------------------------------
     01/26/00          3,500                $2.5900             $(9,065.00)
-------------------------------------------------------------------------------
     01/26/00          1,500                $2.5600             $(3,840.00)
-------------------------------------------------------------------------------
     02/09/00          1,000                $3.2500             $(3,250.00)
-------------------------------------------------------------------------------
     02/28/00          1,000                $2.9300             $(2,930.00)
-------------------------------------------------------------------------------
     03/15/00          1,000                $2.5000             $(2,500.00)
-------------------------------------------------------------------------------
     03/22/00          1,000                $2.5000             $(2,500.00)
-------------------------------------------------------------------------------
     03/23/00         16,500                $2.1200            $(34,980.00)
-------------------------------------------------------------------------------
     03/23/00          2,500                $2.0900             $(5,225.00)
-------------------------------------------------------------------------------
     03/23/00          1,000                $2.0000             $(2,000.00)
-------------------------------------------------------------------------------
     03/24/00          2,500                $2.3750             $(5,937.50)
-------------------------------------------------------------------------------
     03/24/00          1,000                $2.4375             $(2,437.50)
-------------------------------------------------------------------------------
     04/04/00            500                $1.8700              $ (935.00)
-------------------------------------------------------------------------------
     05/02/00          5,000                $2.1200            $(10,600.00)
-------------------------------------------------------------------------------
     07/27/00          3,000                $3.0000             $(9,000.00)
-------------------------------------------------------------------------------
     12/01/00            500                $0.2900              $ (145.00)
-------------------------------------------------------------------------------
     12/04/00         10,000                $0.5600             $(5,600.00)
-------------------------------------------------------------------------------
     12/04/00          5,000                $0.4900             $(2,450.00)
-------------------------------------------------------------------------------
     12/11/00         45,000                $0.5000            $(22,500.00)
-------------------------------------------------------------------------------
     12/11/00          5,000                $0.4800             $(2,400.00)
-------------------------------------------------------------------------------
     12/18/00        (10,000)               $0.5000             $ 5,000.00
-------------------------------------------------------------------------------
     01/10/01         10,000                $0.5160             $(5,160.00)
-------------------------------------------------------------------------------
     01/10/01          5,000                $0.5560             $(2,780.00)
-------------------------------------------------------------------------------
     01/10/01          5,000                $0.5760             $(2,880.00)
-------------------------------------------------------------------------------
     01/11/01          2,500                $0.7400             $(1,850.00)
-------------------------------------------------------------------------------
     01/11/01         10,000                $0.7540             $(7,540.00)
-------------------------------------------------------------------------------
     01/11/01          3,000                $0.6840             $(2,052.00)
-------------------------------------------------------------------------------
     01/19/01         10,000                $0.9280             $(9,280.00)
-------------------------------------------------------------------------------
     01/19/01         37,000                $0.9280            $(34,336.00)
-------------------------------------------------------------------------------
     01/22/01          1,000                $1.1900             $(1,190.00)
-------------------------------------------------------------------------------
     01/22/01          1,000                $1.1980             $(1,198.00)
-------------------------------------------------------------------------------
     01/26/01          1,000                $1.1760             $(1,176.00)
-------------------------------------------------------------------------------
     02/07/01          7,000                $1.1960             $(8,372.00)
-------------------------------------------------------------------------------
     02/09/01          7,000                $1.1960             $(8,372.00)
-------------------------------------------------------------------------------

                           EXHIBIT "C" TO SCHEDULE 13D
                               OF JOSEPH B. MARSH
                  RELATING TO BENEFICIAL OWNERSHIP OF SHARES IN
                                RMS TITANIC, INC.


          Description of Legal Proceedings to Have TAG Acquisition, LLC Distribute Mr. Marsh's Portion of the Gasparrini Shares to Mr. Marsh

BACKGROUND ON TAG TRANSACTION

In the course of attempting to aggregate more than 50% of the outstanding stock of the Company in order to accomplish the Removal in November 1999, in early to mid-November 1999, G. Michael Harris advised various people, including Mr. Marsh, that TAG could obtain the Gasparrini shares at $3.00 per share. However, neither Mr. Harris nor TAG had the money to purchase the shares. Accordingly, Mr. Harris solicited Mr. Marsh and others to fund the acquisition from Gasparrini. At the time of the acquisition, Mr. Marsh did not know the precise number of shares that Mr. Gasparrini was selling. However, Mr. Marsh understood that it was approximately 1.6 million shares. Mr. Marsh learned later that the Gasparrini block of shares numbered 1,634,384. Therefore, at $3.00 per share, the total purchase price sought by Gasparrini was thus $4,903,152.

At the request of G. Michael Harris, Mr. Marsh agreed to fund most of the purchase price. Steven P. Sybesma (another signatory to the November 26, 1999
Schedule 13D) agreed to fund approximately $300,000 of the purchase price. At the request of G. Michael Harris, Mr. Marsh wired his portion of the purchase price to an escrow account at Patriot National Bank in Greenwich, CT. Mr. Marsh was aware that Steven P. Sybesma and Kenneth Manda had contributed towards the purchase of the Gasparrini shares. Mr. Marsh understood that G. Michael Harris would be apportioning the Gasparrini shares among those who contributed toward the purchase price according to the proportion that each individual's contribution bore to the total purchase price.

Mr. Harris informed Mr. Marsh that the Gasparrini transaction closed in Connecticut on November 16, 1999. The Gasparrini Shares were among the block of shares that were voted in favor of the Removal on November 26, 1999.

According to the November 26, 1999 Schedule 13D, Mr. Harris allocated 1,534,384 shares to Mr. Marsh and 100,000 shares to Mr. Sybesma. As explained in the November 26, 1999 Schedule 13D:

         (3) . . . Mr. Marsh has the beneficial ownership rights to 1,534,384 shares of the Company's Common Stock acquired by TAG from Gasparrini, et. al. when such shares are distributed by
                  TAG. See Item 5(c) below. . . .

                                      * * *

         (6) TAG Acquisition LLC ("TAG") acquired 1,634,384 shares of Common Stock from William S. Gasparrini, et. al. on November 16, 1999. TAG is managed and owned by Mr. Harris. Mr. Harris disclaims beneficial ownership of the Company's shares held of record by TAG because such shares are subject to a voting proxy granted to Jon Thompson which expires December 25, 1999 and the oral agreement of Mr. Harris to distribute the shares to Mr. Marsh and Mr. Sybesma. See Item 5(c) below.

                                      * * *

         ITEM 5C  . . . On November 16, 1999, Tag acquired a total of
                  1,634,384 shares of the Company's Common Stock from William S. Gasparrini, individually and on behalf of certain affiliated entities, for $3.00 a share.

                  These shares are subject to a voting proxy granted to Jon Thompson which expires December 25, 1999. The funds for the purchase of these shares by TAG were provided by Joe Marsh and Steven Sybesma. There is an oral understanding that Mr. Harris will cause TAG to distribute 1,534,384 shares to Mr. Marsh and 100,000 shares to Mr. Sybesma such that all of the Gasparrini shares acquired by TAG will ultimately be owned by Mr. Marsh and Mr. Sybesma. This distribution is expected to occur on or about December 31, 1999.

(See November 26, 1999 Schedule 13D). At the time he wired his funds, Mr. Marsh was unaware that the Gasparrini shares were subject to a voting proxy in favor of Jon Thompson. All that Mr. Marsh knew was that he would be receiving a proportionate number of the Gasparrini shares based on a $3.00 per share purchase price.

THE REMOVAL LITIGATION AND ITS SETTLEMENT

After the Removal on November 26, 1999, G. Michael Harris, TAG, Mr. Marsh and Mr. Sybesma, among others, were named as defendants in a civil action commenced on December 13, 1999 in the District of Connecticut, RMS Titanic, Inc., et al.
v. Arnie Geller, et al., Civil Action No. 399-CV-2401 (the "Removal Litigation"). The officers and directors who were removed became the plaintiffs in the Removal Litigation.

On January 21, 2000, the Removal Litigation was settled (the "Settlement"). The Settlement was placed on the court's record. Under the terms of the Settlement and consistent with their agreement as described in the November 26, 1999
Schedule 13D, Mr. Harris and TAG were legally bound to transfer to Mr. Marsh legal title to One Million Five Hundred Thirty-Four Thousand Three Hundred Eighty-Four (1,534,384) of the Gasparrini Shares, and to transfer to Mr. Sybesma legal title to One Hundred Thousand (100,000) of the Gasparrini Shares.


Sometime after the Removal, Mr. Marsh learned that Kenneth Manda had not received a refund of his $200,000 contribution towards the purchase of the Gasparrini shares from TAG or Mr. Harris. Mr. Marsh believes he learned this in approximately May 2000. Mr. Harris had apparently allocated to Mr. Marsh the portion of the Gasparrini shares that should have been allocated to Mr. Manda based on Mr. Manda's contribution. Because Mr. Manda had not received a refund of his money, in order to place Mr. Manda in the position he would have occupied had Mr. Harris applied Mr. Manda's contribution towards the purchase price for the Gasparrini Shares, Mr. Marsh transferred 66,666 of his own shares to Mr. Manda on May 16, 2000. That would have been the number of shares that G. Michael Harris should have allocated to Mr. Manda had he applied Mr. Manda's contribution toward the purchase of the Gasparrini shares at a purchase price of $3.00 per share. Mr. Marsh then expected that he would be "reimbursed" for this transfer of shares to Mr. Manda when Mr. Marsh's portion of the Gasparrini shares were distributed by G. Michael Harris and TAG as Mr. Harris had promised to do.


THE FAILURE AND REFUSAL BY G. MICHAEL HARRIS AND TAG TO DISTRIBUTE THE SHARES TO MR. MARSH

On or about June 13, 2000, RMS Titanic, Inc. filed a Form 10-K with the SEC that was signed by G. Michael Harris in his capacities as Vice President, Chief Operating Officer and Director of the Company. It provides:

         (6) On November 16, 1999, TAG acquired a total of 1,634,384 shares of Common Stock from William S. Gasparrini, individually and on behalf of certain affiliated entities, for $3.00 a share. These shares were subject to a voting proxy granted to Jon Thompson, which expired December 25, 1999. Joe Marsh and Steven Sybesma provided the funds for the purchase of these shares by TAG. There is an oral understanding that Mr. Harris will cause TAG to distribute 1,534,384 shares to Mr. Marsh and 100,000 shares to Mr. Sybesma such that all of the Gasparrini shares acquired by TAG will ultimately be owned by Mr. Marsh and Mr. Sybesma.

(See June 13, 2000 Form 10-K).

For reasons that are not clear to Mr. Marsh, the Gasparrini shares were not transferred out of Gasparrini's name until July 2000. This was long past the deadline (December 31, 1999) by which Mr. Marsh was to receive his portion of the shares from TAG. However, instead of ensuring that the shares were transferred to Mr. Marsh in accordance with the terms of the January 21, 2000 Settlement, the Company caused or allowed the transfer agent to issue the shares to TAG.

As of September 25, 2000, despite demand, G. Michael Harris and TAG were refusing to distribute the shares to Mr. Marsh and Mr. Sybesma. Accordingly, Mr. Marsh and Mr. Sybesma filed, in the Federal District Court in Connecticut, a Motion to Enforce Settlement Agreement as Against Defendants G. Michael Harris and TAG Acquisition, LLC and for Sanctions Against Defendants G. Michael Harris and TAG Acquisition, LLC (the "Motion to Enforce").

The Connecticut Federal Court then entered an order on October 4, 2000, requiring Mr. Harris and TAG to deliver the shares to Mr. Marsh and Mr. Sybesma by Sunday, October 15, 2000. Sunday, October 15, 2000 passed without Mr. Harris and/or TAG complying with the October 4 Order. Unbeknownst to Mr. Marsh, on Friday, October 13, 2000, TAG had filed a voluntary petition in Florida under Chapter 7 of the United States Bankruptcy Code. This was the last business day before the court-ordered deadline by which Mr. Harris and TAG were ordered by the District of Connecticut to endorse and deliver to Mr. Marsh and Mr. Sybesma a certificate representing the Shares.

The failure of Mr. Harris and TAG to comply with the October 4 Order resulted in the commencement of a contempt proceeding against Mr. Harris and TAG in the District of Connecticut. Mr. Marsh and Mr. Sybesma commenced the contempt proceeding against Mr. Harris and TAG on Monday, October 16, 2000, without knowledge of the filing of TAG's Bankruptcy Petition.

On Tuesday, October 17, 2000, the District of Connecticut entered an Order to Show Cause directing Mr. Harris and TAG to appear before Magistrate Judge William I. Garfinkel on October 31, 2000 to show cause why they should not be found in contempt and subject to sanctions for violations of the October 4 Order.

After learning of the filing of the bankruptcy petition, Messrs. Marsh and Sybesma obtained a general continuance of the October 31, 2000 Show Cause Hearing so as not to violate, even potentially, the automatic stay of the Bankruptcy Court. Mr. Marsh and Mr. Sybesma then focused their efforts in the Bankruptcy Court to have the shares issued in their names.

In the Bankruptcy Court, TAG and the Bankruptcy Trustee asserted an interest in the Gasparrini shares. Despite Mr. Marsh and Mr. Sybesma's clear legal rights to the shares, they were forced into the position of litigating those rights with the Trustee. From the Trustee's perspective, the shares were TAG's only alleged asset, and therefore the only potential source of paying any expenses of administering the estate. The Trustee recognized that if the Trustee litigated and lost the estate's alleged interest in the shares, the estate would have no assets from which to pay administrative expenses, creditors, the Trustee or the Trustee's counsel.

With each side recognizing the practical realities of litigation, the Trustee and Messrs. Marsh and Sybesma compromised their respective claims and filed a joint motion to approve the compromise. Pursuant to the joint motion, relief from the automatic stay was granted to transfer the shares to Messrs. Marsh and Sybesma. In exchange for the transfer of the shares, Mr. Marsh paid $50,000 into an interest bearing escrow account. Up to $7,500 of the escrowed funds could be paid as compensation to the Trustee to the extent allowable by the Bankruptcy Code. Up to $7,500 of the escrowed funds could be used to pay the fees and expenses of counsel to the Trustee, to the extent allowable by the Bankruptcy Code. The balance of the escrowed funds would be used to pay all other timely filed and allowed claims of creditors against the estate. As part of the settlement, Messrs. Marsh and Sybesma were given the right to contest or object to any and all creditor claims filed against the estate. After payment of the foregoing amounts, any remaining funds in the escrow account were to be refunded to Mr. Marsh and Mr. Sybesma.

Only one claim was timely filed against the Estate. The law firm of Whitman Breed Abbott and Morgan ("Whitman Breed") filed a proof of claim for legal fees for their representation of William Gasparrini in the Removal Litigation, which Whitman Breed claimed TAG was obligated to pay. Messrs. Marsh and Sybesma objected to the Whitman Breed claim and contended that TAG was not obligated to pay Whitman Breed's claim. The dispute over the Whitman Breed claim was later settled, resulting in a payment out of the escrow account to Whitman Breed. Because there will be money left in the escrow account after payment of the allowable expenses under the settlement with the Trustee, Mr. Marsh expects to receive a refund out of the escrow account.

Pursuant to the settlement with the Trustee, the Company's transfer agent transferred 1,534,384 shares from TAG's name into Mr. Marsh's name. The certificate was issued on April 3, 2001, and Mr. Marsh received the certificate on April 10, 2001.